July 17, 2020

Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Knightscope, Inc.

Offering Statement on Form 1-A

Filed June 15, 2020

File No. 024-11238

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated July 8, 2020 regarding the Offering Statement of Knightscope, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed June 15, 2020

Dilution, page 12

1.	Please revise your filing to provide dilution disclosures required by Part II, Item 4 of Form 1-A.

The Company believes that the disclosure in “Dilution” already meets the requirements of Item 4 of Form 1-A since it sets forth the effective cash price of all existing securities, including options that entitle holders to acquire securities of the Company. The Company has added disclosure to the introduction to the table and to note (5) to the table to reinforce the point that officers, directors, promoters and affiliated persons are included in the term “stockholders”. The Company has also added a sentence at the end of the introductory paragraph to indicate that no officers, directors, promoters or affiliated persons have acquired any shares of the Company in the past year.

The Company's Business

Overview, page 15

2.	We note that you reference data gathered by the Huntington Police Department. Please provide context for the information, such as the time period covered by the findings. In addition, please file the compiled data as an exhibit to your offering statement as well as a consent to use the data. Refer to paragraph 11 of Part II, Item 17 of Form 1-A.

The Company has revised the disclosure to state that it compares data gathered between June and December 2018, prior to the deployment of an ADM, with data gathered between June and December 2019, while the ADM was deployed. The data was derived from public data and was the subject of a number of news articles and a press release issued by the Company with the permission of the Huntington Park Police Department: https://www.businesswire.com/news/home/20200128005295/en/Knightscope-Technology-Credited-Reducing-Crime . There is no formal report that can be filed as an exhibit. Furthermore, since the data is already public, the Company does not believe that there is a need to file a consent of the Huntington Park Police Department to be named as an expert in the Offering Statement.

Market and Business Model

Note 8: Related parties and related party transactions, page 17

3.	Advise what consideration you have given to filing as an exhibit your arrangement with Konica Minolta, Inc. to train your technicians to service, maintain, and support your machines in network and assist in your nationwide scaling efforts. Please refer to paragraph 6 of Part II, Item 17 of Form 1-A.

The Company notes that the contract with Konica Minolta is one in which the Company trains the technicians of Konica Minolta to repair the Company’s machines-in-network, rather than Konica Minolta providing the training. The Company does not consider the arrangement with Konica Minolta to be a material contract since it is an ordinary course contract on which the Company is not substantially dependent. The Company notes that when it cannot employ the services of a Konica Minolta technician, it has sent its own technicians or has hired other technicians that its employees are able to instruct remotely. The Company has added disclosure to that effect in the Offering Circular.

Compensation of Directors and Executive Officers, page 31

4.	Please add your former chief financial officer to the table, or confirm that you are not required to do so in accordance with the criteria set out in Part II, Item 11 of Form 1-A.

The Company has added its former chief financial officer to the table and noted that her compensation reflects compensation through November 22, 2019.

Security Ownership of Management and Certain Stockholders, page 32

5.	Please add all of your executive officers to the group of officers and directors identified in this table. Please refer to Part II, Item 12(a)(1) of Form 1-A.

The Company has added the number of shares of Class B Common Stock issuable upon exercise of vested options owned by Mercedes Soria and Aaron Lehnhardt to the Class B Common Stock row in the table. As stated in note (3) to the table, none of the Company’s officers and directors own shares of any series of preferred stock and the table therefore does not contain any rows showing that.

Securities Being Offered

General, page 33

6.	Disclosure that there are 16,575 shares of Series m-3 preferred stock outstanding is inconsistent with disclosure in Part I of the Form 1-A that there are 16,757 shares of Series m-3 preferred stock outstanding. Please reconcile the disclosures.

The Company has fixed the typo in “Securities Being Offered.”

Forum Selection Provisions, page 40

7.	We note the disclosure that the state and federal courts in the state of Delaware are the exclusive forum for all actions or proceedings relating to the subscription agreement. Revise the disclosure to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. In addition, describe clearly any risks or other impacts on investors. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the disclosure here and in Section 6 of the subscription agreement states this clearly.

The Company has revised the disclosure to make clear that the provision does apply to actions under the Securities Act and the Exchange Act. As a result, the Company has not revised the subscription agreement. The Company has also added a risk factor discussing the risks or other impacts on investors.

Exhibit 12.1

Legality Opinion, page 1

8.	Given that the legality opinion is part of the offering statement, please remove the disclaimer that counsel is giving no opinion regarding the truth, accuracy, or completeness of the offering statement.

The paragraph has been removed from the opinion that is filed as an exhibit to Amendment No. 1 to the Offering Statement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Knightscope, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	William Santana Li

Chief Executive Officer

Knightscope, Inc.

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